UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2023

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains the following:

1.	A Stock Exchange Announcement dated 3 July 2023 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.	A Stock Exchange Announcement dated 7 July 2023 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED’.

3.	A Stock Exchange Announcement dated 14 July 2023 entitled ‘MAJOR SHAREHOLDING NOTIFICATION’.

4.	A Stock Exchange Announcement dated 27 July 2023 entitled ‘MAJOR SHAREHOLDING NOTIFICATION’.

5.	A Stock Exchange Announcement dated 28 July 2023 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED’.

RNS Number: 5818E

Vodafone Group Plc

3 July 2023

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule (“DTR”) 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 30 June 2023:

Vodafone’s issued share capital consists of 28,818,587,308 ordinary shares of US$0.20 20/21 of which 1,765,605,241 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 27,052,982,067. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s DTRs.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number: 3491F

Vodafone Group Plc

7 July 2023

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Maaike de Bie
2	Reason for the notification
a)	Position/status	Vodafone Group General Counsel and Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction

Option to purchase shares granted on 7 July 2023 under the Vodafone Sharesave scheme at an option price of £0.5844 per share, exercisable 3 years from the savings contract start date provided that the required monthly savings are made.

c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP 0.5844	23,100

d)	Aggregated information: volume, Price	Aggregated volume: 23,100 Ordinary shares Aggregated price: GBP 13,500
e)	Date of the transaction	2023-07-07
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Leanne Wood
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Human Resources Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction

Option to purchase shares granted on 7 July 2023 under the Vodafone Sharesave scheme at an option price of £0.5844 per share, exercisable 3 years from the savings contract start date provided that the required monthly savings are made.

c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP 0.5844	23,100

d)	Aggregated information: volume, Price	Aggregated volume: 23,100 Ordinary shares Aggregated price: GBP 13,500
e)	Date of the transaction	2023-07-07
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Leanne Wood
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Human Resources Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Withdrawal of cash contributions made in accordance with the savings contract under the Spring 2023 Vodafone Sharesave scheme.
c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP 0.7760	17,396

d)	Aggregated information: volume, Price	Aggregated volume: 17,396 Ordinary shares Aggregated price: GBP 13,500
e)	Date of the transaction	2023-07-07
f)	Place of the transaction	Outside a trading venue

END

RNS Number: 1168G

Vodafone Group Plc

14 July 2023

14 July 2023

VODAFONE GROUP PLC ('the Company')

Major Shareholding Notification

1. Issuer Details

ISIN

GB00BH4HKS39

Issuer Name

VODAFONE GROUP PUBLIC LIMITED COMPANY

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

BlackRock, Inc.

City of registered office (if applicable)

Wilmington

Country of registered office (if applicable)

USA

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

13-Jul-2023

6. Date on which Issuer notified

14-Jul-2023

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on	4.160000	2.120000	6.280000	1706927946

which threshold was crossed or reached
Position of previous notification (if applicable)	5.100000	1.960000	7.060000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BH4HKS39		1127753370		4.160000
Sub Total 8.A	1127753370		4.160000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
American Depository Receipt			18021249	0.060000
Securities Lending			503443573	1.860000
Sub Total 8.B1			521464822	1.920000%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
CFD			Cash	41639254	0.150000
ELN	27-Jul-2023		Cash	16070500	0.050000
Sub Total 8.B2				57709754	0.200000%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc. (Chain 1)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 1)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 1)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 1)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 1)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 1)	BlackRock HK Holdco Limited
BlackRock, Inc. (Chain 1)	BlackRock Lux Finco S.a.r.l.
BlackRock, Inc. (Chain 1)	BlackRock Japan Holdings GK

BlackRock, Inc. (Chain 1)	BlackRock Japan Co., Ltd.
BlackRock, Inc. (Chain 2)	Trident Merger, LLC
BlackRock, Inc. (Chain 2)	BlackRock Investment Management, LLC
BlackRock, Inc. (Chain 3)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 3)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 3)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 3)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 3)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 3)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 3)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 3)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 3)	BlackRock Group Limited
BlackRock, Inc. (Chain 3)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 3)	BlackRock Investment Management (UK) Limited
BlackRock, Inc. (Chain 4)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 4)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 4)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 4)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 4)	BlackRock Australia Holdco Pty. Ltd.

BlackRock, Inc. (Chain 4)	BlackRock Investment Management (Australia) Limited
BlackRock, Inc. (Chain 5)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 5)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 5)	BlackRock Holdco 4, LLC
BlackRock, Inc. (Chain 5)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 5)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 5)	BlackRock Institutional Trust Company, National Association
BlackRock, Inc. (Chain 6)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Holdco 4, LLC
BlackRock, Inc. (Chain 6)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 6)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 6)	BlackRock Fund Advisors
BlackRock, Inc. (Chain 7)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 7)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Capital Holdings, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Advisors, LLC
BlackRock, Inc. (Chain 8)	BlackRock Capital Management, Inc.

BlackRock, Inc. (Chain 9)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 9)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 9)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 9)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 9)	BlackRock HK Holdco Limited
BlackRock, Inc. (Chain 9)	BlackRock Asset Management North Asia Limited
BlackRock, Inc. (Chain 10)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 10)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 10)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 10)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 10)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 10)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 10)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 10)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 10)	BlackRock Group Limited
BlackRock, Inc. (Chain 10)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 10)	BlackRock (Netherlands) B.V.
BlackRock, Inc. (Chain 10)	BlackRock Asset Management Deutschland AG

BlackRock, Inc. (Chain 11)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 11)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 11)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 11)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 11)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 11)	BlackRock Canada Holdings LP
BlackRock, Inc. (Chain 11)	BlackRock Canada Holdings ULC
BlackRock, Inc. (Chain 11)	BlackRock Asset Management Canada Limited
BlackRock, Inc. (Chain 12)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 12)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 12)	BlackRock Capital Holdings, Inc.
BlackRock, Inc. (Chain 12)	BlackRock Advisors, LLC
BlackRock, Inc. (Chain 13)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 13)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 13)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 13)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 13)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 13)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 13)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 13)	BlackRock Cayman West Bay IV Limited

BlackRock, Inc. (Chain 13)	BlackRock Group Limited
BlackRock, Inc. (Chain 13)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 13)	BlackRock Advisors (UK) Limited
BlackRock, Inc. (Chain 14)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 14)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 14)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 14)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 14)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 14)	BlackRock (Singapore) Limited
BlackRock, Inc. (Chain 15)	Trident Merger, LLC
BlackRock, Inc. (Chain 15)	BlackRock Investment Management, LLC
BlackRock, Inc. (Chain 15)	Amethyst Intermediate, LLC
BlackRock, Inc. (Chain 15)	Aperio Holdings, LLC
BlackRock, Inc. (Chain 15)	Aperio Group, LLC

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

BlackRock Regulatory Threshold Reporting Team Jana Blumenstein 020 7743 3650

12. Date of Completion

14th July 2023

13. Place Of Completion

12 Throgmorton Avenue, London, EC2N 2DL, U.K.

-ends-

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

RNS Number: 4641H

Vodafone Group Plc

27 July 2023

27 July 2023

VODAFONE GROUP PLC ('the Company')

Major Shareholding Notification

1. Issuer Details

ISIN

GB00BH4HKS39

Issuer Name

VODAFONE GROUP PUBLIC LIMITED COMPANY

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

BlackRock, Inc.

City of registered office (if applicable)

Wilmington

Country of registered office (if applicable)

USA

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

26-Jul-2023

6. Date on which Issuer notified

27-Jul-2023

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	5.620000	0.610000	6.230000	1690543089
Position of previous notification (if applicable)	4.160000	2.120000	6.280000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BH4HKS39		1520449059		5.620000
Sub Total 8.A	1520449059		5.620000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
American Depository Receipt			16153959	0.050000
Securities Lending			89573105	0.330000
Sub Total 8.B1			105727064	0.380000%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
CFD			Cash	30878766	0.110000
ELN	03-Oct-2023		Cash	17417700	0.060000
ELN	27-Jul-2023		Cash	16070500	0.060000
Sub Total 8.B2				64366966	0.230000%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc. (Chain 1)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 1)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 1)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 1)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 1)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 1)	BlackRock HK Holdco Limited
BlackRock, Inc. (Chain 1)	BlackRock Lux Finco S.a.r.l.
BlackRock, Inc. (Chain 1)	BlackRock Japan Holdings GK

BlackRock, Inc. (Chain 1)	BlackRock Japan Co., Ltd.
BlackRock, Inc. (Chain 2)	Trident Merger, LLC
BlackRock, Inc. (Chain 2)	BlackRock Investment Management, LLC
BlackRock, Inc. (Chain 3)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 3)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 3)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 3)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 3)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 3)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 3)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 3)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 3)	BlackRock Group Limited
BlackRock, Inc. (Chain 3)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 3)	BlackRock Investment Management (UK) Limited
BlackRock, Inc. (Chain 4)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 4)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 4)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 4)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 4)	BlackRock Australia Holdco Pty. Ltd.

BlackRock, Inc. (Chain 4)	BlackRock Investment Management (Australia) Limited
BlackRock, Inc. (Chain 5)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 5)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 5)	BlackRock Holdco 4, LLC
BlackRock, Inc. (Chain 5)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 5)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 5)	BlackRock Institutional Trust Company, National Association
BlackRock, Inc. (Chain 6)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Holdco 4, LLC
BlackRock, Inc. (Chain 6)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 6)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 6)	BlackRock Fund Advisors
BlackRock, Inc. (Chain 7)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 7)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 8)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 8)	BR Jersey International Holdings L.P.

BlackRock, Inc. (Chain 8)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 8)	BlackRock HK Holdco Limited
BlackRock, Inc. (Chain 8)	BlackRock Asset Management North Asia Limited
BlackRock, Inc. (Chain 9)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 9)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 9)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 9)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 9)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 9)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 9)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 9)	BlackRock Group Limited
BlackRock, Inc. (Chain 9)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 9)	BlackRock (Netherlands) B.V.
BlackRock, Inc. (Chain 9)	BlackRock Asset Management Deutschland AG
BlackRock, Inc. (Chain 10)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 10)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 10)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 10)	BR Jersey International Holdings L.P.

BlackRock, Inc. (Chain 10)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 10)	BlackRock Canada Holdings LP
BlackRock, Inc. (Chain 10)	BlackRock Canada Holdings ULC
BlackRock, Inc. (Chain 10)	BlackRock Asset Management Canada Limited
BlackRock, Inc. (Chain 11)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 11)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 11)	BlackRock Capital Holdings, Inc.
BlackRock, Inc. (Chain 11)	BlackRock Advisors, LLC
BlackRock, Inc. (Chain 12)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 12)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 12)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 12)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 12)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 12)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 12)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 12)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 12)	BlackRock Group Limited
BlackRock, Inc. (Chain 12)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 12)	BlackRock Advisors (UK) Limited
BlackRock, Inc. (Chain 13)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 13)	BlackRock Financial Management, Inc.

BlackRock, Inc. (Chain 13)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 13)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 13)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 13)	BlackRock (Singapore) Limited
BlackRock, Inc. (Chain 14)	Trident Merger, LLC
BlackRock, Inc. (Chain 14)	BlackRock Investment Management, LLC
BlackRock, Inc. (Chain 14)	Amethyst Intermediate, LLC
BlackRock, Inc. (Chain 14)	Aperio Holdings, LLC
BlackRock, Inc. (Chain 14)	Aperio Group, LLC

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

BlackRock Regulatory Threshold Reporting Team Jana Blumenstein 020 7743 3650

12. Date of Completion

27th July 2023

13. Place Of Completion

12 Throgmorton Avenue, London, EC2N 2DL, U.K.

-ends-

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

RNS Number: 6166H

Vodafone Group Plc

28 July 2023

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED

Conditional Award of Shares

Conditional awards of shares were granted to the below participants on 27 July 2023 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan.  The vesting of these awards is conditional on continued employment with the Vodafone Group and on the satisfaction of performance conditions approved by the Remuneration Committee and will vest on 27 July 2026 unless otherwise stated. The adjusted free cash flow target range for the awards vesting is €9.0bn (threshold) to €11.0bn (maximum) whilst details of the relative total shareholder return and ESG targets can be found in the Company’s 2023 Annual Report available at vodafone.com/ar2023. The below tables set out the maximum number of shares granted and these will be reduced accordingly if the Company achieves less than maximum performance.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Margherita Della Valle
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive and Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP 0.7753	8,061,395

d)	Aggregated information: volume, Price	Aggregated volume: 8,061,395 Ordinary shares Aggregated price: GBP 6,249,999.54
e)	Date of the transaction	2023-07-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Aldo Bisio
2	Reason for the notification
a)	Position/status	Vodafone Italy Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.

c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP 0.7753	3,533,703

d)	Aggregated information: volume, Price	Aggregated volume: 3,533,703 Ordinary shares Aggregated price: GBP 2,739,679.94
e)	Date of the transaction	2023-07-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Maaike de Bie
2	Reason for the notification
a)	Position/status	Vodafone Group General Counsel and Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.

c)	Price(s) and volume(s)
Price(s)	Volume(s)
GBP 0.7753	2,579,646

d)	Aggregated information: volume, Price	Aggregated volume: 2,579,646 Ordinary shares Aggregated price: GBP 1,999,999.54
e)	Date of the transaction	2023-07-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.

c)	Price(s) and volume(s)
Price(s)	Volume(s)
GBP 0.7753	3,188,443

d)	Aggregated information: volume, Price	Aggregated volume: 3,188,443 Ordinary shares Aggregated price: GBP 2,471,999.86
e)	Date of the transaction	2023-07-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Shameel Joosub
2	Reason for the notification
a)	Position/status	Vodacom Group Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)
Price(s)	Volume(s)
GBP 0.7753	783,046

d)	Aggregated information: volume, Price	Aggregated volume: 783,046 Ordinary shares Aggregated price: GBP 607,095.56
e)	Date of the transaction	2023-07-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Scott Petty
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Technology Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)

b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)
Price(s)	Volume(s)
GBP 0.7753	2,579,646

d)	Aggregated information: volume, Price	Aggregated volume: 2,579,646 Ordinary shares Aggregated price: GBP 1,999,999.54
e)	Date of the transaction	2023-07-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joakim Reiter
2	Reason for the notification
a)	Position/status	Vodafone Group External and Corporate Affairs Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)
Price(s)	Volume(s)
GBP 0.7753	2,579,646

d)	Aggregated information: volume, Price	Aggregated volume: 2,579,646 Ordinary shares Aggregated price: GBP 1,999,999,54
e)	Date of the transaction	2023-07-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alberto Ripepi
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Network Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)
Price(s)	Volume(s)
GBP 0.7753	2,429,420

d)	Aggregated information: volume, Price	Aggregated volume: 2,429,420 Ordinary shares Aggregated price: GBP 1,883,529.33
e)	Date of the transaction	2023-07-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Philippe Rogge
2	Reason for the notification
a)	Position/status	Vodafone Germany Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP 0.7753	3,754,559

d)	Aggregated information: volume, Price	Aggregated volume: 3,754,559 Ordinary shares Aggregated price: GBP 2,910,909.59
e)	Date of the transaction	2023-07-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer Europe Cluster
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP 0.7753	3,353,540

d)	Aggregated information: volume, Price	Aggregated volume: 3,353,540 Ordinary shares Aggregated price: GBP 2,599,999.56
e)	Date of the transaction	2023-07-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Leanne Wood
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Human Resources Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP 0.7753	2,922,739

d)	Aggregated information: volume, Price	Aggregated volume: 2,922,739 Ordinary shares Aggregated price: GBP 2,265,999.55
e)	Date of the transaction	2023-07-27
f)	Place of the transaction	Outside a trading venue

A conditional award of shares was granted to the below participant on 27 July 2023 by the Company. The award has been granted in accordance with the Vodafone Global Incentive Plan and is subject to the same conditions as the July 2022 award made to other members of the Executive Committee. The below table sets out the maximum number of shares granted and these will be reduced accordingly if the Company achieves less than maximum performance.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Maaike de Bie
2	Reason for the notification
a)	Position/status	Vodafone Group General Counsel and Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP 0.7753	2,179,130

d)	Aggregated information: volume, Price	Aggregated volume: 2,179,130 Ordinary shares Aggregated price: GBP 1,689,479.49
e)	Date of the transaction	2023-07-27
f)	Place of the transaction	Outside a trading venue

A conditional award of shares was granted to the below participant on 27 July 2023 by the Company. The award has been granted in accordance with the Vodafone Global Incentive Plan.  The vesting of this award is conditional on continued employment with the Vodafone Group and will vest on 27 July 2025. The award also attracts dividend equivalent awards.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Maaike de Bie
2	Reason for the notification
a)	Position/status	Vodafone Group General Counsel and Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, subject to continued employment.
c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP 0.7753	386,946

d)	Aggregated information: volume, Price	Aggregated volume: 386,946 Ordinary shares Aggregated price: GBP 299,999.23
e)	Date of the transaction	2023-07-27
f)	Place of the transaction	Outside a trading venue

A conditional award of shares was granted to the below participant on 27 July 2023 by the Company. The award has been granted in accordance with the Vodafone Global Incentive Plan. The vesting of the award is conditional on continued employment with Vodafone Germany and on the satisfaction of local performance conditions approved by the Remuneration Committee and will vest on 27 July 2025. The below table sets out the maximum number of shares granted and these will be reduced accordingly if less than maximum performance is achieved. The award also attracts dividend equivalent awards.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Philippe Rogge
2	Reason for the notification
a)	Position/status	Vodafone Germany Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on local market performance.
c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP 0.7753	1,877,279

d)	Aggregated information: volume, Price	Aggregated volume: 1,877,279 Ordinary shares Aggregated price: GBP 1,455,454.41
e)	Date of the transaction	2023-07-27
f)	Place of the transaction	Outside a trading venue

Acquisition of shares

The below individuals acquired shares under the Vodafone Global Incentive Plan. The vesting of the share awards was conditional on continued employment with the Vodafone Group.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Scott Petty
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Technology Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of retention shares as part of the Global Long Term Retention (GLTR) plan for Senior Leadership Team members. Sale of shares to satisfy tax withholding obligations.

c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP nil	115,800
GBP 0.765544	54,564

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 115,800 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 54,564 Ordinary shares

Aggregated price of shares sold: GBP 41,771.14

e)	Date of the transaction	2023-07-27
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alberto Ripepi
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Network Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
c)	Price(s) and volume(s)	Vesting of retention shares as part of the Global Long Term Retention (GLTR) plan for Senior Leadership Team members. Sale of shares to satisfy tax withholding obligations.

d)	Aggregated information: volume, Price	Price(s)	Volume(s)
		GBP nil	132,512
		GBP 0.765544	54,583

e)	Date of the transaction

Aggregated volume of shares acquired: 132,512 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 54,583 Ordinary shares

Aggregated price of shares sold: GBP 41,785.69

f)	Place of the transaction	2023-07-27

Purchase of Shares

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Philippe Rogge
2	Reason for the notification
a)	Position/status	Vodafone Germany Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares.
c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP 0.7674	65,823

d)	Aggregated information: volume, Price	Aggregated volume: 65,823 Ordinary shares Aggregated price: GBP 50,512.57
e)	Date of the transaction	2023-07-27
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: 2 August 2023	By:	/s/ M D B
	Name:	Maaike de Bie
	Title:	Group General Counsel and Company Secretary